BÖHLER UDDEHOLM

02 MAR 13 AM 8:16

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Vienna, Austria

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02015798

Your reference of
Our reference GI/RF/We
Extension, Fax 713
Vienna, 22 February 2002
Subject

Re: Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors for the preliminary results for 2001.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, # 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler Susanne Wenger

dlw 3/13

Enclosures
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901 / 60
7986901 / 61

Vienna, FN 78568 t
DVR-Nr. 55107
UID-Nr. ATU 36927509

22905-BU, Rev. 1

82 4089

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces preliminary results for 2001:

- **New record sales and earnings**
- **Dividend will increase from 2.50 € to 2.70 €**

Vienna, 22 February 2002 – In spite of the difficult operating environment, Böhler-Uddeholm was able to close the 2001 Business Year with new record sales and earnings. According to preliminary figures for 2001, sales totalled 1,509.4 m€ for a 2% increase over the prior year value of 1,482.7 m€. Earnings before interest and tax (EBIT) rose from 125.7 m€ by 5% to 132.1 m€.

Earnings before tax increased from 101.3 m€ by 6% to 106.9 m€. At 69.6 m€, net income exceeded the prior year level (67.0 m€) by 4%.

After a good first six months, demand weakened on nearly all core markets during the second half of 2001. Böhler-Uddeholm was able to counteract this economic slowdown with tight cost management, an improved product mix, and continual extension of the value-added chain. The strategy to pursue directed investments in state-of-the-art technologies has also helped Böhler-Uddeholm to further disengage from the traditional steel cycle.

According to preliminary figures, order intake for the Böhler-Uddeholm Group totalled 1,008.6 m€ in 2001, or 7% lower than in the previous year (1,079.0 m€). As of 31 December 2001 order backlog equalled 289.8 m€, which is 6% below the level at year-end 2000 (309.1 m€). The 2002 Business Year is expected to bring a further decline in the demand for special steel, especially during the first six months. Management therefore forecasts a decrease in both sales and earnings in the Böhler-Uddeholm Group for 2002.

The Management Board of Böhler-Uddeholm AG will recommend that the Annual General Meeting on 13 May 2002 approve an increase in the dividend from 2.50 € to 2.70 € per share. This will be the highest dividend paid by Böhler-Uddeholm since its initial public offering.

Böhler-Uddeholm will announce final results for 2001 on 3 April 2002.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Tel.: (#43-1)798 69 01/707

in m€	**2000**	**2001 preliminary**	**Change**
Sales	1,482.7	1,509.4	+2%
EBIT	125.7	132.1	+5%
Earnings before tax	101.3	106.9	+6%
Net income after minority interest	67.0	69.6	+4%
Dividend per share in €	2.50	2.70	+8%
Order intake	1,079.0	1,008.6	-7%
Order backlog	309.1	289.8	-6%